SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2008

DHT MARITIME, INC.

(Exact name of Registrant as specified in its charter)
26 New Street
St. Helier, Jersey JE2 3RA
Channel Islands
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑   Form 40-F ☐

     (Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐   No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

The press release issued by Double Hull Tankers, Inc. (tbr DHT Maritime, Inc.) on June 27, 2008 related to the results of its 2008 Annual General Meeting of Shareholders is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated June 27, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Maritime, Inc.

(Registrant)

Date: June 27, 2008	By:	/s/ Eirik Ubøe

Eirik Ubøe Chief Financial Officer